[Letterhead of Arnold & Porter Kaye Scholer LLP]

September 18, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:      Corey Jennings

Special Counsel

Michael Coco

Office Chief

Office of International Corporate Finance

Re:	Republic of Panama

Registration Statement Under Schedule B

File Number 333-273534

Ladies and Gentleman:

On behalf of the Republic of Panama (the “Republic”), we hereby request that the Republic’s Registration Statement (File No. 333-273534) under Schedule B of the Securities Act of 1933, as amended, filed with the Securities and Exchange Commission on July 31 2023, and as supplemented by the filing of Amendment No. 5 to the Republic’s Annual Report on Form 18-K, filed on September 8, 2023, be declared effective at 11:00 a.m. on Wednesday, September 20, 2023, or as soon thereafter as practicable.

Very truly yours,

/s/ Eli Whitney Debevoise II
Eli Whitney Debevoise II